UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Karooooo Ltd.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

Y4600W108

(CUSIP Number)

November 12, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y4600W108	13G	Page 2 of 11

1.	NAMES OF REPORTING PERSONS Gobi Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,177,218
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,177,218
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,177,218
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.03%
12.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. Y4600W108	13G	Page 3 of 11

1.	NAMES OF REPORTING PERSONS Bo Shan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,177,218
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,177,218
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,177,218
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.03%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. Y4600W108	13G	Page 4 of 11

1.	NAMES OF REPORTING PERSONS Gobi Master Fund Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,653,712
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,653,712
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,653,712
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.34%
12.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. Y4600W108	13G	Page 5 of 11

Item 1.

(a)	Name of Issuer

Karooooo Ltd.

(b)	Address of Issuer’s Principal Executive Offices

50 Raffles Place #32-01, Singapore Land Tower, Singapore 048623

Item 2.

(a)	Name of Person Filing

Gobi Capital LLC (“Gobi”), Bo Shan (“Shan”) and Gobi Master Fund, Ltd. (“Gobi Master,” and together with Gobi and Shan, the “Reporting Persons”)

(b)	Address of the Principal Office of the Reporting Persons

909 Montgomery Street, Suite 400

San Francisco, CA 94133

(c)	Citizenship

Gobi is a Delaware limited liability company. Shan is a citizen of the United States. Gobi Master is a Cayman Islands exempted company.

(d)	Title of Class of Securities

Ordinary Shares, No Par Value

(e)	CUSIP Number

Y4600W108

CUSIP No. Y4600W108	13G	Page 6 of 11

Item 3. If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.D. 78o):

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☒	An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Sec. 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

This statement is being filed with respect to an aggregate of 2,177,218 shares of Ordinary Shares, resulting in beneficial ownership of Ordinary Shares as follows:

1.	Gobi

(a)	Amount Beneficially owned: 2,177,218.

(b)	Percent of Class: 7.03%.

(c)	Number of shares to which the person has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 2,177,218.

(iii)	Sole power to dispose or to direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 2,177,218.

2.	Shan

(a)	Amount Beneficially owned: 2,177,218.

(b)	Percent of Class: 7.03%.

(c)	Number of shares to which the person has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 2,177,218.

(iii)	Sole power to dispose or to direct the disposition of: 0.

CUSIP No. Y4600W108	13G	Page 7 of 11

(iv)	Shared power to dispose or to direct the disposition of: 2,177,218.

3.	Gobi Master

(a)	Amount Beneficially owned: 1,653,712.

(b)	Percent of Class: 5.34%.

(c)	Number of shares to which the person has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 1,653,712.

(iii)	Sole power to dispose or to direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 1,653,712.

Item 5.	Ownership of Five Percent or Less of a Class.

☐	As of the date of this Report, the aggregate beneficial ownership of the Reporting Persons had been reduced to below five percent (5%).

Item 6.	Ownership of More than Five Percent on Behalf of another Person.

Gobi, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 2,177,218 shares, or 7.03% of the Ordinary Shares believed to be outstanding, as a result of acting as investment adviser to various clients. Shan is the managing member of Gobi and as such is deemed to be the beneficial owner of 2,177,218 shares, or 7.03% of the Ordinary Shares believed to be outstanding.  Clients of Gobi have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities. Gobi Master Fund, Ltd., a Cayman Islands exempted company for which Gobi acts as an investment adviser, may be deemed to beneficially own 1,653,712 of these 2,177,218 shares, which equates to 5.34% of the Ordinary Shares believed to be outstanding. Druid Investment Partners LP, a Delaware limited partnership for which Gobi acts as investment adviser, may be deemed to beneficially own 397,081 of these 2,177,218 shares, which equates to 1.28% of the Ordinary Shares believed to be outstanding. Gobi Concentrated Master Fund Ltd., a business company incorporated and existing under the laws of the British Virgin Islands for which Gobi acts as investment adviser, may be deemed to beneficially own 126,425 of these 2,177,218 shares, which equates to 0.41% of the Ordinary Shares believed to be outstanding.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

CUSIP No. Y4600W108	13G	Page 8 of 11

Item 10.	Certification

Certification with respect to Gobi and Shan:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Certification with respect to Gobi Master:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Exhibits.

Exhibit A  Joint Filing Agreement by and between the Reporting Persons dated February 7, 2022.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2022
Date

/s/ Bo L. Shan
Bo L. Shan, as Managing Member of Gobi Capital LLC

/s/ Bo L. Shan
Bo L. Shan

/s/ Bo L. Shan
Bo L. Shan, as Director of Gobi Master Fund, Ltd.

CUSIP No. Y4600W108	13G	Page 10 of 11

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	11

CUSIP No. Y4600W108	13G	Page 11 of 11

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the common stock of Karooooo Ltd., dated as of February 7, 2022 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

February 7, 2022
Date

/s/ Bo L. Shan
Bo L. Shan, as Managing Member of Gobi Capital LLC

/s/ Bo L. Shan
Bo L. Shan

/s/ Bo L. Shan
Bo L. Shan, as Director of Gobi Master Fund, Ltd.